UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number 001-34738

Luokung Technology Corp.

(Translation of registrant’s name into English)

Room 805, West Tower, Century Fortune Center Guanghua Road

Chaoyang District, Beijing

People’s Republic of China 100020

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑      Form 40-F ☐

Luokung Technology Corp. furnishes under the cover of Form 6-K a press release as below:

Financial Statements and Exhibits

Exhibit No.	Description
99.1	Press Release issued by Luokung Technology, Corp. dated October 25, 2024 under the heading “Luokung Announces Receipt of Nasdaq Notices Regarding Periodic Filing Compliance and Stockholders’ Equity Deficiency”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

October 25, 2024

Luokung Technology Corp.

By:	/s/ Xuesong Song
Name:	Xuesong Song
Title:	Chief Executive Officer

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